

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 11, 2022

Michael Manzo
Manager
One Chestnut Partners LLC
200 Summit Drive
Suite 210
Burlington, MA 01803

> **Re: One Chestnut Partners LLC**
> **Offering Statement on Form 1-A**
> **Filed June 17, 2022**
> **File No. 024-11913**

Dear Mr. Manzo:

We have reviewed your offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

Offering Statement on Form 1-A

General

1. It appears given the best-efforts nature of the offering that "the Interest" you acquire with the proceeds may be a minority interest. Please advise us how you determined the offering terms and your acquisition strategy will not cause you to be an investment company under the Investment Company Act of 1940. Please refer to Rule 251(b)(4) and Part I, Item 2 of Form 1-A.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

Please contact Stacie Gorman at 202-551-3585 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Kenneth L. Betts, Esq.